Exhibit 1

For Release

Compugen Announces Positive Therapeutic Effect of CGEN-15001
in Animal Model of Rheumatoid Arthritis

Compugen discovered protein previously displayed pronounced
beneficial effect in animal model of multiple sclerosis

New study further supports CGEN-15001’s therapeutic potential for multiple autoimmune and inflammatory conditions

Tel Aviv, Israel, December 14, 2010 --- Compugen Ltd. (NASDAQ: CGEN) announced today that administration of CGEN-15001 in an animal model of rheumatoid arthritis (RA) dramatically ameliorates the clinical symptoms of the disease. These results, combined with earlier results in an animal model of multiple sclerosis (MS), strongly support the therapeutic potential of CGEN-15001 for multiple autoimmune diseases and inflammatory conditions.

The recently completed study of CGEN-15001 utilized the collagen-induced arthritis (CIA) animal model. This well accepted animal model of RA manifests an autoimmune disease with clinical and pathological similarity to human rheumatoid arthritis. Upon treatment of mice with established RA disease, impressive therapeutic effects of CGEN-15001 were observed.  Furthermore, CGEN-15001 showed efficacy similar to that observed through TNF-alpha blockade with TNFR-Fc, ENBREL®, a widely used biologic disease modifying anti-rheumatic drug (DMARD).  In the study, both ENBREL® and CGEN-15001 were administered at the same dose and frequency.

TNF-alpha blockade therapy has revolutionized the treatment of RA; however, neutralization of TNF in patients receiving TNF blockers therapy leads to increased risk of infection, and particularly, of reactivating latent tuberculosis.  In addition, significant proportions of patients do not respond to TNF blockers and require alternative effective treatments.  Thus, novel drugs for RA that are devoid of such side effects and benefit additional patient populations remain an unmet clinical need. Among these are drugs targeting negative co-stimulatory pathways, which are of high industry interest.

The CIA model of RA is the second well recognized animal model of autoimmune disease in which CGEN-15001 has shown dramatic therapeutic potential; previous studies with CGEN-15001 demonstrated similar beneficial effects in an animal model of multiple sclerosis. Furthermore, in both the animal models of RA and of MS, the significant clinical potential for this novel molecule was underscored by the pronounced therapeutic effects demonstrated when CGEN-15001 was administered in the presence of established disease. These promising results in the two different autoimmune disease models further support the development of CGEN-15001 as a therapeutic agent for autoimmune and inflammatory diseases, such as multiple sclerosis, rheumatoid arthritis, and inflammatory bowel disease.

Dr. Richard Williams from the Kennedy Institute of Rheumatology, Imperial College London UK, a leading scientist in the field of rheumatoid arthritis who supervised the studies, stated, “These preliminary results are very impressive, with CGEN-15001 showing the same level of efficacy as ENBREL®.  Furthermore, by testing CGEN-15001 in established disease we are setting the bar quite high, as not many compounds are effective in this setting. Therefore, based on the results seen to date, this molecule definitely should be further studied as a potential therapy for multiple autoimmune diseases.”

Dr. Zurit Levine, Compugen’s VP of R&D, stated, “We are extremely excited about the pronounced efficacy of CGEN-15001 in an additional autoimmune disease as it substantially broadens the therapeutic potential for this novel molecule and further validates our Protein Family Members Discovery Platform. Modulating the immune system by the use of protein therapeutics targeting B7/CD28-like negative co-stimulatory pathways, such as CGEN-15001 and its membrane protein form, is an area of extensive research and has substantial potential in the development of new therapies for multiple autoimmune and inflammatory diseases, as well as cancer. The high level of interest in this field led to Compugen’s recent focus on the B7/CD28 protein family which has resulted thus far in the discovery of nine novel proteins predicted to be previously unknown members of this family. CGEN-15001 is the first of these nine molecules to undergo in vivo validation studies, and has now exhibited impressive therapeutic activity in well recognized animal models of both multiple sclerosis and rheumatoid arthritis.”

About CGEN-15001
CGEN-15001 is a novel soluble Fc-fused protein comprised of the extracellular domain of a novel B7-like negative co-stimulatory protein, CGEN-15001T, discovered by Compugen through the Protein Family Members Discovery Platform. In vitro studies have demonstrated that CGEN-15001 inhibits T cell activation and differentiation of pro-inflammatory Th1 and Th17 cell types, while promoting regulatory Th2 responses. Administration of CGEN-15001 in an animal model of multiple sclerosis (MS) showed dramatic improvement of disease symptoms and complete abolishment of spontaneous relapses. CGEN-15001 appears to exert its beneficial effect by immunomodulation and induction of immune tolerance, demonstrated by the inhibition of epitope spreading, the underlying phenomenon which causes the relapsing nature of this disease. Furthermore, the remarkable beneficial effects observed with CGEN-15001 in the animal model for multiple sclerosis were also accompanied by inhibition of infiltration of reactive T lymphocytes into the central nervous system.

About rheumatoid arthritis
Rheumatoid arthritis (RA) is a chronic autoimmune disease in which the immune system attacks the synovium (tissue lining the joint capsule).  Autoimmune diseases are illnesses that occur when the body's tissues are mistakenly attacked by their own immune system. Rheumatoid arthritis is a common rheumatic disease, affecting 1% of the population and approximately 1.3 million people in the United States. This disease is three times more common in women than in men and can begin at any age, but it most often starts after 40 years of age and before 60 years of age. The disease causes chronic inflammation of the joints and can lead to the destruction of the cartilage, bone, and ligaments, causing deformity of the joints. It can lead to long-term joint damage, resulting in chronic pain, loss of function and disability. Rheumatoid arthritis can also cause inflammation of the tissue around the joints, as well as in other organs in the body. Because it can affect multiple organs of the body, rheumatoid arthritis is referred to as a systemic illness and is also known as rheumatoid disease.

About the B7/CD28 families of positive and negative co-stimulatory proteins
Members of the B7/CD28 families have been intensively studied over the past decade and have brought much excitement to the field of immune regulation. The activation and development of an adaptive immune response is initiated by the engagement of a T-cell antigen receptor with an antigenic peptide-MHC complex. The outcome of this engagement is determined by both positive and negative co-stimulatory signals, generated mainly by the interaction between members of the B7 family ligands and their receptors, mainly members of the CD28 family. A growing body of evidence indicates that the dysfunction of immune regulation contributes to the development of autoimmune diseases.

Positive and negative co-stimulatory pathways play critical roles in immune regulation and are considered potential targets for modulating chronic inflammation in autoimmune diseases. To date, one soluble recombinant fusion protein that selectively blocks the co-stimulatory signal mediated by the prototype B7/CD28 pathway has been cleared for marketing in the U.S. for the treatment of moderate to severe rheumatoid arthritis, and is in clinical trials for other autoimmune indications. In addition, a number of clinical and preclinical studies for therapeutic agents targeting these protein families are underway at various companies.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in silico (by computer) product candidate prediction and selection utilizing a broad and continuously growing infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology tools to address important unmet therapeutic and diagnostic needs - either for Compugen or its partners. Compugen’s growing number of collaborations covering the further development and commercialization of Compugen discovered product candidates all provide Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing.  These collaborations may be entered into before product candidate discovery is undertaken pursuant to “discovery on demand” type arrangements, or with respect to existing product candidates, collaborations can be initiated prior to or at the proof of concept stage, or after additional preclinical activities have been undertaken by Compugen. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN.TA), to utilize certain of the Company’s in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-52203